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10027560

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Public

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/09/08 (MM/DD/YY) AND ENDING 12/31/09* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RGM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 West 6th Street, Suite 2030
(No. and Street)

Austin, TX 78701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kurt J. Somerholter - 512.807.5309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company
(Name – *if individual, state last, first, middle name*)

1350 Avenue of the Americas, New York, NY 10019
(Address) (City) (State) (Zip Code)

Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt J. Somerholter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RGM Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

KAREN HOODMAN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
11-05-2012

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Member of RGM Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by RGM Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
121

An independent firm associated with AGN International Ltd
AGN INTERNATIONAL

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company

New York, New York
February 24, 2010

RGM SECURITIES, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period from April 1, 2009 through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	104,091,731
General Assessments at .0025	$	260,229
Payment Remitted with Form SIPC-4		(150)
Payment Remitted with Form SIPC-6		(45,064)
Amount Due with Form SIPC-7T	$	215,015

Mail Processing Section
FEB 2 6 2010
Washington, DC
121

RGM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

FOR THE PERIOD FROM DECEMBER 9, 2008
(COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2009

(For Public Inspection)

Mail Processing
Section

FEB 26 2010

Washington, DC
121

RGM SECURITIES, LLC

CONTENTS

	Page(s)
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 - 6

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
RGM Securities, LLC

We have audited the accompanying statement of financial condition of RGM Securities, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
February 24, 2010

An independent firm associated with AGN International Ltd

RGM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 39,699,235
Due from brokers	12,268,180
Prepaid expenses and other assets	17,420
Other receivables	199,014
Property and equipment, net	31,763
Other long term assets	1,000
	$ 52,216,612
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 1,212,122
Accrued expenses	9,914,188
Due to related entity	800,368
Total liabilities	11,926,678
Member's equity	40,289,934
	$ 52,216,612

See accompanying notes to financial statements.

1. Nature of Business

Nature of Business

RGM Securities, LLC, a Delaware limited liability company (the "***Company***"), was organized as a manager-managed, limited liability company under the laws of the State of Delaware on June 20, 2008, and is a wholly owned subsidiary of RGM Advisors, LLC, a Delaware limited liability company (the "***Sole Member***").

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (the "***SEC***") and is a member of the Securities Investor Protection Corporation ("***SIPC***"), the Chicago Stock Exchange, Inc. and BATS Exchange, Inc. On December 9, 2008, the Company commenced its operations as a registered broker-dealer engaging in proprietary trading of U.S. equities for its own accounts. The Company does not self-clear any transactions, engage in any retail brokerage business, nor does it hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (hereinafter "***GAAP***").

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less. The carrying values of cash and cash equivalents approximate fair value.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives, generally 2 to 5 years, of the assets using the straight-line method. Amortization of leasehold improvements is provided using the straight-line method over the expected lease terms.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. The Company is not subject to income tax examinations by major taxing authorities before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if asserted. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Due from Brokers

In the ordinary course of business, all of the Company's proprietary securities transactions, money balances and security positions are transacted with clearing firms who in some cases act as brokers. The Company is subject to credit risk to the extent any of these third parties with whom it conducts business is unable to fulfill its contractual obligations. Additionally, in the ordinary course of business, the Company grants to these third parties security interests in amounts due from brokers and in securities held with them or otherwise in their possession or control, to secure obligations to them or their affiliates. In addition, the Company's brokers and clearing firms may grant security interest in the Company's collateral to exchanges or other third parties to secure the brokers' or clearing firms' obligations to such third parties.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2009:

Computer equipment	$	3,524
Furniture and office equipment		28,510
Leasehold improvements		2,559
		34,593
Less accumulated depreciation and amortization		2,830
	$	31,763

Depreciation and amortization expense was approximately $2,900 for the year ended December 31, 2009.

5. Securities Owned

The Company holds no positions in securities as of December 31, 2009.

6. Net Capital Requirement

The Company, as a broker or dealer registered with the SEC, is subject to the net capital requirements prescribed by Rule 15c3-1 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), as amended, which requires the Company to have and maintain a minimum net capital of $100,000 at all times and a ratio of aggregate indebtedness to net capital which does not exceed 15 to 1 (or 8 to 1 for the first 12 months after commencing business as a broker-dealer). In accordance with Rule 15c3-1, no equity capital of the Company may be withdrawn by action of the Sole Member or through the payment of a distribution, nor may any unsecured advance or loan be made, if after giving effect thereto, the Company's net capital would be less than 120 percent of the $100,000 minimum amount required to be maintained. At December 31, 2009, the Company's net capital was approximately $39,445,000, which was approximately $39,162,000 in excess of its computed minimum net capital requirement of $283,000.

7. Exemption from Exchange Act Rule 15c3-3

The Company is exempt from Exchange Act Rule 15c3-3; therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as defined therein.

8. Concentrations

Cash and Cash Equivalents and Due From Broker

The Company maintains cash balances with certain brokers, financial institutions, or clearing firms. These amounts may exceed federally or SIPC insured limits. As of December 31, 2009, the Company has not experienced any losses on these accounts. The Company's management monitors the financial condition of such financial institutions and any potential loss from these financial institutions cannot be reasonably estimated. Accordingly, the Company has not recorded an allowance in the financial statements against the carrying values of the balances held by such entities as of December 31, 2009.

9. Related Party Transactions

Pursuant to that certain Administrative Services Agreement, dated as of June 20, 2008, by and between the Company and the Sole Member (as amended from time to time, the "***Services Agreement***"), the Company reimburses the Sole Member for certain employee, information and technology, occupancy, professional and consulting fees, and general and administrative expenses. Expenses reimbursed by the Company to the Sole Member pursuant to the Services Agreement for the year ended December 31, 2009 were approximately $5,504,000. Amounts due to the Sole Member under the Services Agreement were approximately $800,000 as of December 31, 2009.

10. Subsequent Events

From January 1, 2010 through February 24, 2010, the Company made a distribution to its Sole Member of $27,000,000.